UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2014

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Royal Air Maroc Selects the E190 for Strategic Development

Farnborough, UK, July 15, 2014 – Royal Air Maroc, the national carrier of Morocco, has decided to introduce the E190 as part of a fleet upgrade to open new routes and to increase the number of short and medium-haul frequencies from its Casablanca International Airport hub in Morocco. The airline has signed a lease agreement for four E-Jets with Aldus Aviation, the Irish specialist E-Jet lessor. The first E190 is expected to be delivered during the second semester of 2014.

Royal Air Maroc’s E190s will be configured with 96 seats, 12 business class seats and 84 economy class seats, in a dual class layout and will be deployed on European and West African routes from the national carrier’s base of Mohammed V International Airport, Casablanca, Morocco.

“Morocco’s geographical strategic position offers excellent potential for developing air links with Europe and Africa. With the E190, Royal Air Maroc will have the capability and flexibility to further develop its network with an ideal combination of frequency and seat capacity,”  said John Slattery, Chief Commercial Officer, Embraer Commercial Aviation. “We welcome Royal Air Maroc to our family of E190 operators, all of whom have seen the potential of this proven and efficient platform to bolster their networks and complement their narrowbody jet operations.”

Royal Air Maroc’s aircraft will join a fleet of approximately 70 E-Jets already in operation within Africa and the Middle East with Egyptair Express, Kenya Airways, LAM Mozambique, Oman Air, Petro Air, Royal Jordanian, Royal Omani Police, Saudi Arabia Airlines, and Saudi Aramco.

“While testing the aircraft on wet lease during the summer 2013 we became convinced that the E190’s reliability and low operating costs will help Royal Air Maroc open new routes and increase frequencies to Europe and African cities,” said Mr. Driss Benhima, CEO of Royal Air Maroc. “The aircraft perfectly matches our needs in terms of size and range without any compromise on comfort or baggage capacity.”

“We are delighted to welcome Royal Air Maroc as a new client,” said Mr. Phil Bolger, Chairman of Aldus. “These are four aircraft from our 20 E-Jets order and we're looking forward to a long and fruitful relationship with this flagship African carrier.”

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

About Royal Air Maroc

Royal Air Maroc, more commonly known as simply RAM, is the flag carrier of Morocco  and has its headquarters on the grounds of Casablanca-Anfa Airport. From its base at Mohammed V International Airport, the carrier operates 43 aircraft on a domestic network in Morocco, scheduled international flights to Africa, Asia, Europe, North & South America, and occasional charter flights that include Hajj services.

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Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products and buyers' capacity to complete purchases on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2014

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer